KOPJAGGERS, INC.

5920 North Florida Ave. Hernando Fl. 34442

352.489.6912

September 17, 2014

Via Edgar

Re:	Kopjaggers, Inc.

Current Report on Form 8-K

Filed June 20, 2014

Preliminary Information Statement on Form 14C

Filed July 25, 2014

File No. 000-54307

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated August 22, 2014 concerning Kopjaggers, Inc. (the “Company”) and the filings referenced above.

Current Report on Form 8-K filed June 20, 2014

1. Please clarify whether the transaction described under Item 2.01 resulted in a change in control for purposes of Item 5.01 of Form 8-K and a change in shell company status for purposes of Item 5.06 of Form 8-K. If such changes resulted, please amend the current report to provide the information required by the applicable items of Form 8-K.

Section 5 of the Form 8-K has generally been added, including Item 5.06.

2. Please amend the current report to provide financial statements for the appropriate periods (e.g., the fiscal year ended December 31, 2013 and subsequent interim periods), as well as the pro forma financial information required by Item 9.01(c) of Form 8-K, and update your management’s discussion and analysis required by Item 303 of Regulation SK accordingly.

We have included updated audited financials for the fiscal periods ending December 31, 2012 and December 31, 2013. In addition, we have included unaudited interim financial statements as at and for the three months ended March 31, 2014 and 2013 as well as unaudited Pro Forma Consolidated Financial Statements as at March 31, 2014 and for the year ended December 31, 2013 and the three months ended March 31, 2014. We have changed the formatting to include the financials as exhibits under Section 9.

3. We note that the signature block in the current report identifies eMONEco, Inc. as the registrant. Please amend the current report to identify your company as the registrant.

This typographical error has been corrected.

4. Please amend your current report to disclose the relationship between Kopjaggers Consulting, LLC and John Castillo Eggermont.

We have included reference to the relationship between Kopjaggers Consulting, LLC and John Castillo Eggermont in the final paragraph of Item 1.01.

5. Please amend your current report to disclose how the three new directors were appointed. Please refer to Item 5.02(d) of Form 8-K.

As stated above, we have generally added Section 5, including the requirements of Item 5.02. We have added appropriate language to the management section of the Form 10 information filed under Item 2.01 which addresses the appoint of directors, the manner in which the persons were appointed, along with biographical information, related party transactions, and disclosures regarding litigation and/or any claims or actions otherwise required to be disclosed per the rules governing Item 5.02

Preliminary Information Statement on Schedule 14C filed July 25, 2014

Action

Amendment to the Articles of Incorporation . . . .

6. Please amend the information statement to revise the title and first paragraph of this section to include all of the matters that were approved by your shareholders. As stated, the title references the increase in authorized shares and the name change, but not the stock split, and the first paragraph references the name change and the stock split, but not the increase in authorized shares.

Appropriate change made per the request.

7. Please amend the information statement to discuss the mechanics of the 5:1 stock split, your reasons for pursuing the split, and the consequences it will have on you and your investors.

The filing has been amended to address 1) the mechanics of the forward split 2) the purpose of the forward stock split and 3) the consequences it will have on the Company and potential investors.

Dilution and Effect of Action on Shareholder Rights

8. Please amend the information statement to explain what you mean by the phrase “the Corporate Actions referenced herein.” Please revise your information statement to affirmatively disclose, without qualifications, whether you have any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Please refer to Note A to Schedule 14A.

We have included appropriate language regarding future plans and intentions and clarified the reference to “the Corporate Actions referenced herein”.

9. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material antitakeover consequences. Please Refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

We had added additional language to address the general anti-takeover effects of the increase in authorized shares as well as current and future anti-takeover provisions in the governing documents of the Company.

2

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Charles Teelon

Charles Teelon

Chief Executive Officer